Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net loss attributable to common stockholders	$(991,148)	$(1,953,865)	$(6,497,468)	$(6,561,155)
Net (loss) income per common share*	$(0.09)	$(0.18)	$(0.61)	$(0.61)
Weighted average shares outstanding (1)	10,737,222	10,709,323	10,728,100	10,724,530

*	Common stock equivalents have been excluded from the calculation of net loss per share as their inclusion would be anti-dilutive.
(1)	Adjusted to reflect the 15:1 reverse stock split of February 27, 2006